Sub-Item 77E: Legal Proceedings

Legal Proceedings

On October 14, 2010, Jill Southworth, as Trustee of the Jill Southworth Revocable Trust, filed a derivative lawsuit against Hartford Investment Financial Services, LLC ("HIFSCO") on behalf of six funds:  The Hartford Capital Appreciation Fund, The Hartford Dividend and Growth Fund, The Hartford Income Fund, The Hartford MidCap Fund, The Hartford Short Duration Fund, and The Hartford Total Return Bond Fund.  The lawsuit, which was filed in the United States District Court for the District of Delaware, seeks recovery under Section 36(b) of the Investment Company Act for the alleged overpayment of investment management and distribution fees to HIFSCO.